August 21, 2020

Via Email

Owen Pinkerton
Thompson Hine
1919 M Street, N.W.
Suite 700
Washington, D.C. 20036-3537
owen.pinkerton@thompsonhine.com

       Re:     Flat Rock Capital Credit Fund
               Registration Statement on Form N-2
               File Nos. 333-  240039, 811-23579

Dear Mr. Pinkerton:

        On July 23, 2020, you filed a registration statement on Form N-2 on behalf of Flat Rock
Capital Credit Fund (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. On June 19, 2020, the Fund filed a registration statement/proxy statement on Form N-14
8C, and the staff provided comments for that filing. Please incorporate responses to those comments into this filing, as applicable.

2. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

                                         PROSPECTUS

Outside Front Cover     Page i

3. The first paragraph explains that the Fund is an interval fund and provides some details about repurchase offers. Please add disclosure specifying the intervals between deadlines for repurchase requests, pricing, and repayment.

4.      In the sixth line of the third paragraph, disclosure incorporates by
reference the Fund   s
Statement of Additional Information. Please confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any
other information incorporated by reference in the registration statement, if filed on EDGAR.
See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar.

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 20, 2019; Rule 411 under the 1933 Act; Rule 0-4 under the Investment Company Act of 1940
(   1940 Act   ).

5.       In the first line of the paragraph titled,    Principal Investment
Strategies,    disclosure
states,    The Fund pursues its investment objective by investing, under normal circumstances, at
least 80% of its assets (defined as net assets plus the amount of any borrowing for investment
purposes) in    Credit Investments   . The Fund defines    Credit Investments
 as senior secured
loans of U.S. middle-market companies (   Senior Loans   ) and investment
vehicles, such as
collateralized loan obligations (   CLOs   ), business development companies (
 BDCs   ) or senior
loan facilities that provide the Fund with exposure to Senior Loans.    Risk
disclosure starting on
page 5 indicates that the Fund may invest in below-investment grade securities (junk bonds). In the principal investment strategies section, please clarify that the Fund invests in below-investment grade securities and specify which investments will be below-investment grade, investment grade, or both.

Outside Front cover     Page ii

6.      In the first line of the paragraph titled,    Predecessor Fund,
disclosure states,    Flat Rock
Capital Corp. (the    Predecessor Fund   ), a Maryland corporation that is an
externally managed,
non-diversified, closed-end investment company that has elected to be regulated as a BDC under the 1940 Act, is expected to be reorganized into the Fund as of the date the Fund commences
operations.    If the Fund   s registration statement is to become effective
before the date on which
the predecessor fund is reorganized into the Fund, please note that the registration statement may not contain predecessor fund performance disclosure, unless the Fund commits to not use the prospectus to sell to shareholders prior to the reorganization. Please advise the staff of your intent and revise the registration statement accordingly.

7.       The second bullet point states,    There is no secondary market for
the Fund   s shares, and
it is not anticipated that a secondary market will develop.    Please add the
following disclosure,
   Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

8.     The seventh bullet point states,    The Fund   s distributions may be
funded from unlimited
amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.
 Please add
disclosure explaining that the amount of distributions that the Fund may pay, if any, is uncertain.

9.      In the last line on the page, disclosure states,    See    Risk Factors
   beginning on page 17 of
this Prospectus.    Please add disclosure emphasizing that investing in the
common shares of the
Fund may be speculative and involves a high degree of risk, including the risks associated with below-investment grade securities and the use of leverage. See Item 1.1.j. of Form N-2.




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 Page 2

10.     In the sixth line of the third paragraph, disclosure states,    The
Adviser through a
consistent approach to credit evaluation and careful attention to the details of execution, it seeks to close deals as fast or faster than competitive financing providers while maintaining discipline with respect to credit, pricing and structure to ensure the ultimate success of the financing. The
Adviser considers observation rights, where appropriate, regular dialogue with company management and sponsors and detailed, internally generated monitoring reports to be critical to
our performance.    Please delete the word    it    or otherwise revise the
sentence to read correctly.
Please also provide a definition of    observation rights,    using plain
English.

11.    The fifth bullet point states,    Stable, predicable cash flows with low
technology and
market risks.    Please change    predicable    to    predictable.

Page 3

12.     The second bullet point states,    Defensible niche strategy or other
barriers to entry.
Please revise this phrase using plain English.

13. The Fund discloses that it will invest in Senior Loans. In the principal investment
strategy sections, please add disclosure that describes the Fund   s strategies
related to credit
ratings, duration and/or maturity, and CLO tranches, if applicable.

Page 7     Private Placements Risk

14. The Fund discloses that it may invest in private placements. Please tell us whether the
Fund will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7)
of the 1940 Act. If so, if the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. If the Fund will invest more than 15% of its net assets in such investments without imposing these limitations, please explain to us why it would be appropriate for the Fund to offer shares. We may have additional
comments after reviewing your response. See    Speech: PLI Investment
Management Institute,
by Dalia Blass,    July 28, 2020, at
https://www.sec.gov/news/speech/blass-speech-pli-investment-
management-institute.

Page 8     CLO Risk

15. The Fund discloses that it may invest in CLOs. In the principal investment strategy sections, please add disclosure that describes in which tranches the Fund will invest.




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 Page 12     Investment Policies

16.     The first paragraph refers to the Fund   s 80% investment policy.
Please specify whether
the policy is non-fundamental. If it is non-fundamental, please disclose that the Fund will provide shareholders with at least 60 days prior notice of any change to this policy. See Rule
35d-1(a)(2)(ii) of the 1940 Act.

Page 16

17. In the third paragraph, disclosure states that the Fund may, on a non-principal basis (i.e., generally less than 5% of total assets), invest in publicly-traded BDCs as determined by the investment adviser in order to meet its investment objective. However, earlier disclosure states that BDCs are a principal investment strategy. Please reconcile the discrepancy.

Page 20     Collateral Liquidation Risk

18.     In the third line of this paragraph, disclosure states,    The Fund   s
access to collateral may
be limited by bankruptcy or other insolvency laws, and these laws may be less developed and
more cumbersome with respect to the Fund   s non-U.S. investments.    Please
revise strategy and
risk disclosure throughout the prospectus to be consistent about whether the Fund will or will not invest in foreign securities as a principal investment strategy.

Page 26 - Leveraging Risk

19. Please advise whether the Fund intends to offer preferred shares within 12 months of effectiveness of the registration statement. If yes, please include disclosure about the consequences to common shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

Page 30     Investment Adviser

20. The Fund discloses that the investment adviser is entitled to an incentive fee. Please provide a graphical representation of the incentive fee allocation and examples that illustrate how the incentive fee would be calculated under several different scenarios using adjusted capital.
Please also disclose conflicts of interest that may arise in relation to the
investment adviser   s
selection of investments or use of techniques (such as leverage) that have the effect of increasing
the investment adviser   s compensation.

                     STATEMENT OF ADDITIONAL INFORMATION

Pages 23     Involuntary Repurchases

21. In the seventh line of this paragraph, disclosure states that the Fund may conduct
involuntary repurchases if    it would be in the interests of the Fund, as
determined by the Board.
Please revise the disclosure to state that the Fund may repurchase shares involuntarily from a



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 shareholder at net asset value in accordance with the Fund   s Declaration of
Trust and section 23
of the 1940 Act and Rule 23c-2 thereunder.

                                     *   *    *        *     *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.

                                                           Sincerely,
                                                           /s/ Lisa N. Larkin
                                                           Senior Counsel




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